Tempo Offices, Unit B9,

431 Roberts Rd, Subiaco,

Western Australia, 6008

Tel: + 618 6313 3975

Fax: + 618 6270 6339

Email: invest@missionnewenergy.com

18 November 2013

ASX ANNOUNCEMENT

Perth Head Office Change of Address Notification

Mission NewEnergy Limited wishes to advise that with effect today has changed its address to that of its registered office address;

Address:	Unit B9, 431 Roberts Rd, Subiaco, Western Australia, 6008

Yours faithfully

Guy Burnett

Company Secretary

Announcement ends.